Exhibit 99.1

Allot Communications Announces First Quarter 2007 Results

Hod Hasharon, ISRAEL – May 9, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the first quarter ended March 31, 2007.

Revenues for the first quarter of 2007 totaled $8.3 million, a 9% increase from the $7.6 million of revenues reported in the first quarter of 2006. On a GAAP basis, net loss for the first quarter of 2007 was $434 thousand, or $0.02 per share, as compared with net income of $5 thousand, or $0.00 per share, in the first quarter of 2006.

Included in the GAAP net income is the impact of share-based compensation expense. On a pro-forma, non-GAAP basis, excluding the impact of share-based compensation expense in both periods, non-GAAP net loss for the first quarter of 2007 totaled $112 thousand, or $0.00 per share, as compared with a non-GAAP net profit of $87 thousand, or $0.01 per diluted share, for the first quarter of 2006.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between GAAP and non-GAAP measures is provided in the accompanying Table 3.

“As we previously reported, revenues for the first quarter were below our expectation,” stated Rami Hadar, Allot Communications’ President and Chief Executive Officer. “This weakness was due primarily to a slowdown in sales through some of our distribution channels, principally in the Americas, which are focused on sales to enterprise, education and smaller ISPs. However, we were pleased with the success Allot had during the quarter in terms of securing larger scale DPI projects within a variety of customer verticals and geographic regions. We are encouraged by our continued progress in the Tier 1 and Tier 2 service provider accounts worldwide, which is our strategic objective. Our larger customers this quarter included 5 large service providers in Asia, EMEA and Latin America, two mobile operators and one incumbent telecom operator in Asia, and several government accounts in EMEA and Latin America.

“Our high-end carrier class NetEnforcer products continue to address the needs of service providers looking to introduce intelligent IP service optimization solutions to improve their network efficiency, minimize operating costs and increase levels of customer satisfaction. In addition, our next generation 20 GB/s platform, which is tailored to meet the scalability and multi-Gigabit throughput needs of the Tier 1 carrier market, remains on track,” concluded Mr. Hadar.

As of March 31, 2007, Allot’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $80.5 million.

Financial Guidance

The Company reaffirms its previous guidance for the year 2007, and anticipates that net revenues will total approximately $40 million.

Conference Call & Webcast

The Company’s management team plans to host a live conference call and webcast today at 8:30 AM EST to discuss the financial results as well as management’s outlook for the business.

To access the conference call, please dial one of the following numbers: US: 1-866-966-9446, International: +44-1452-567-098, Israel: 1-809-213-849.

A replay of the conference call will be available from 12:01 am EDT on May 10, 2007 through May 16, 2007, at 11:59 pm EDT.

To access the replay, please dial: US: 1-866-247-4222, International: +44-1452-55-0000. Access code for both: 6819658#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on our website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future financial performance, timing of product introductions and events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those which may be expressed or implied by the forward-looking statements that we make as a result of certain risks and uncertainties, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market. These factors include, but are not limited to, our inability to successfully defend ourselves against certain complaints filed against us and certain of our directors and officers in the United States District Court for the Southern District of New York, as well as risks discussed under the heading “Risk Factors” in our final prospectus for our IPO filed with the Securities and Exchange Commission on November 16, 2006 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. This press release also is available at our Web site.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com

TABLE – 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2007	2006
	(unaudited)

Revenues	$8,276	$7,571
Cost of revenues	1,974	1,700

Gross profit	6,302	5,871

Operating expenses:
Research and development costs, net	2,453	1,882
Sales and marketing	4,194	3,493
General and administrative	1,043	609

Total operating expenses	7,690	5,984

Operating loss	(1,388)	(113)
Financial and other income, net	957	121

Income (loss) before income tax expenses	(431)	8

Income tax expenses	3	3

Net income (loss)	(434)	5

Basic net earnings (loss) per share	$(0.02)	$0.00

Diluted net earnings (loss) per share	$(0.02)	$0.00

Weighted average number of shares
used in computing basic net
earnings (loss) per share	21,009,705	12,783,114

Weighted average number of shares used in computing diluted net earnings (loss) per share	23,467,686	14,298,882

TABLE – 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2007	December 31, 2006
	(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,081	$7,117
Marketable securities and short term deposit	67,404	70,423
Trade receivables	6,409	5,856
Other receivables and prepaid expenses	2,800	1,961
Inventories	4,058	3,337

Total current assets	89,752	88,694

LONG-TERM ASSETS:
Marketable securities	4,001	5,750
Severence pay fund	2,851	2,648
Other assets	1,017	1,054

Total long-term assets	7,869	9,452

PROPERTY AND EQUIPMENT, NET	3,681	2,939

GOODWILL	125	99

Total assets	$101,427	$101,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities, net	$0	$6
Trade payables	4,219	4,415
Deferred revenues	4,303	3,788
Other payables and accrued expenses	4,405	4,833

Total current liabilities	12,927	13,042

LONG-TERM LIABILITIES:
Deferred revenues	1,671	1,578
Accrued severence pay	2,719	2,377

Total long-term liabilities	4,390	3,955

SHAREHOLDERS' EQUITY	84,110	84,187

Total liabilities and shareholders' equity	$101,427	$101,184

TABLE – 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31, 2007			Three months ended March 31, 2006
	GAAP Reported	Adjustments*	Non-GAAP	GAAP Reported	Adjustments*	Non-GAAP

Gross profit	6,302	(11)	6,313	5,871	-	5,871

Total operating expenses	7,690	(311)	7,379	5,984	(82)	5,902

Operating income (loss)	(1,388)	322	(1,066)	(113)	82	(31)

Income (loss) before income tax expenses (benefit)	(431)	322	(109)	8		8

Net income	(434)	322	(112)	5	82	87

Basic net earnings (loss) per share	$(0.02)	$0.02	$0.00	$0.00	$0.01	$0.01

Diluted net earnings (loss) per share	$(0.02)	$0.02	$0.00	$0.00	$0.01	$0.01

(*) Adjustment excludes the expenses recorded for stock-based compensation of which: $11,000, $50,000, $119,000 and $142,000 resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively.